# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SiTime Corporation, CIK 0001451809
CUSIP: 82982T106
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 5451 Patrick Henry Drive, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 07/01/2026
Filed by CIK 0000703361
Persons authorized to receive notices and communications: Ryo Asakura, Renesas Electronics Corporation, 3-2-24 Toyosu, Koto-Ku, Tokyo, Japan (M0), 135-0061, 81-3-6773-3000

## Reporting persons
- Renesas Electronics America Inc. (CIK 0000703361): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 3,558,691; sole dispositive power 0; shared dispositive power 3,558,691; aggregate amount beneficially owned 3,558,691 (11.9% of the class)
- Renesas Electronics Corporation (CIK 0001774474): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 0; shared voting power 3,558,691; sole dispositive power 0; shared dispositive power 3,558,691; aggregate amount beneficially owned 3,558,691 (11.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: SiTime Corporation
Address of issuer's principal executive offices: 5451 Patrick Henry Drive, Santa Clara, California (CA), 95054

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Renesas Electronics America Inc., a California corporation ("Renesas America"), and Renesas Electronics Corporation, a corporation incorporated in Japan (together, the "Reporting Persons"). Renesas America is a wholly owned subsidiary of Renesas Electronics Corporation. The Reporting Persons are filing this Schedule 13D jointly, and the agreement between the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Residence or business address: The principal business address of Renesas Electronics America Inc. is 6024 Silver Creek Valley Road, San Jose, CA 95138. The principal business address of Renesas Electronics Corporation is c/o Renesas Electronics America Inc., 6024 Silver Creek Valley Road, San Jose, CA 95138.
Present principal occupation or employment: The principal business of the Reporting Persons is researching, developing, designing, manufacturing, selling, and servicing semiconductor products. The name, business address, present principal occupation or employment, and citizenship of each of the directors and executive officers of the Reporting Persons is set forth in Schedule A attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A attached hereto as Exhibit 99.2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A attached hereto as Exhibit 99.2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The response to Item 2(a) of this Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 4, 2026, SiTime Corporation, a Delaware corporation ("SiTime" or the "Issuer"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with Renesas America, pursuant to which Renesas America agreed to, and agreed to cause certain of its affiliates to, sell, transfer, assign, and convey to SiTime all of their right, title, and interest in, to, and under certain assets related to the timing business of Renesas Electronics Corporation (the "Acquisition").

On July 1, 2026 (the "Closing Date"), SiTime and Renesas America completed the Acquisition in accordance with the Asset Purchase Agreement for an aggregate purchase price of approximately $1,500,000,000 in cash and 3,558,691 shares of common stock, $0.0001 par value per share, of SiTime ("Shares"), subject to certain adjustments as set forth in the Asset Purchase Agreement.

The foregoing description of the Asset Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Asset Purchase Agreement, a copy of which is attached as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The responses to Item 3 and Item 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons, either directly or indirectly through the Renesas CEO Director (defined in Item 6 below), may engage in discussions from time to time with the Issuer's board of directors (the "Board"), the Issuer's management, the Issuer's other stockholders, advisors, and/or other persons regarding the Issuer, including but not limited to its operations, governance, and control.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law, (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions, or otherwise, (ii) dispose of all or a part of their holdings of securities of the Issuer, or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Persons may be deemed to beneficially own 3,558,691 Shares, or approximately 11.9% of the Shares outstanding.

The beneficial ownership percentage reported herein is based on the sum of (i) 26,396,828 Shares outstanding as of May 1, 2026, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 7, 2026, and (ii) 3,558,691 Shares (the "Acquired Shares") that were issued to Renesas America on July 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10, inclusive, of each of the cover pages hereto is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transactions with respect to the Shares during the 60 days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Asset Purchase Agreement, Renesas America and the Issuer entered into a Registration Rights Agreement, dated as of July 1, 2026 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement (or a prospectus supplement to an effective shelf registration statement) (each, a "Registration Statement") with the SEC as promptly as reasonably practicable following the written request of Renesas America for purposes of registering the resale of the Acquired Shares, and to keep such Registration Statement effective until the date that all Acquired Shares covered by such Registration Statement (i) have been resold or (ii) may be resold without regard to any volume or manner-of-sale limitations by reason of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights Agreement also entitles Renesas America to require the Issuer to effect underwritten offerings of the Acquired Shares from time to time, subject to a limit of three (3) underwritten offerings during any 18-month period. The Registration Statement shall be automatically effective upon filing, if permitted under the Securities Act; otherwise, the Issuer shall use its commercially reasonable efforts to have such Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the seventy-fifth (75th) calendar day following the filing date thereof if the SEC notifies the Issuer that it will "review" such Registration Statement and (ii) the fifth (5th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be "reviewed" or will not be subject to further review.

Also pursuant to the Registration Rights Agreement, Renesas America agreed that for a period of six (6) months following the Closing Date, Renesas America (a) may not transfer any Shares without first providing the Issuer at least fifteen (15) days' prior written notice and (b) may not transfer, in any single transaction or in any rolling forty-five (45) day period, more than thirty-three percent (33%) of the total number of Acquired Shares.

The Registration Rights Agreement further provides that, upon or as promptly as practicable following the Issuer's receipt of the Appointment Notice (as defined in the Registration Rights Agreement), Hidetoshi Shibata, the current Chief Executive Officer of Renesas Electronics Corporation, shall be appointed by the Board to serve as a Class I director of the Board (in such capacity, the "Renesas CEO Director") until the next annual meeting of stockholders of the Issuer after the Closing Date at which the Class I directors of the Board are elected. Unless waived by the Renesas CEO Director, the Renesas CEO Director will be entitled to cash and equity compensation in the same manner and to the same extent as other non-employee directors of the Board.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Statement, dated July 9, 2026.

Exhibit 99.2 - Schedule A, dated as of July 9, 2026.

Exhibit 99.3 - Asset Purchase Agreement, dated as of February 4, 2026 (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on February 4, 2026).

Exhibit 99.4 - Registration Rights Agreement, dated as of July 1, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed with the SEC on July 1, 2026).

## Signatures
- Renesas Electronics America Inc.: /s/ Ryo Asakura, Ryo Asakura, Authorized Signatory (07/09/2026)
- Renesas Electronics Corporation: /s/ Ryo Asakura, Ryo Asakura, General Counsel (07/09/2026)